

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

>      **Re:  VV Markets LLC**
>           **Offering Statement on Form 1-A**
>           **Post-qualification Amendment No. 8**
>           **Filed October 21, 2022**
>           **File No. 024-11306**

Dear Nick King:

We have reviewed your amendment and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 8 Filed October 21, 2022

General

1.     We note your amended disclosure in response to comment 1, including that compensation in the form of the Sourcing Fee may be up to 40% of the gross offering proceeds of each underlying asset.  We further note that the amount of the Sourcing Fee will generally be set based on the level of difficulty and costs related to sourcing the underlying assets.  For example, we note that the Sourcing Fee for Series VV-BOW50 is approximately 68% of the cost of the underlying asset.  On a per series basis, please explain the level of difficulty and costs associated with sourcing each asset, which results in each Sourcing Fee.  Also, please clarify whether the manager may accept the True-up Fee, but waive the embedded Sourcing Fee.  In addition, where you describe the fees as a "Sourcing Fee or a True Up Fee," please revise to remove the suggestion that the manager receives one fee or the other, but not both.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Andrew Stephenson